EXHIBIT 7.1

[CLANCY AND CO., P.L.L.C. LETTERHEAD]

February 17, 2007

To the Audit Committee
PacificNet Inc.
23/F, Tower A, Timecourt
No. 6 Shugang Xili
Chaoyang District
Beijing, China 100028

Dear Audit Committee Members:

Information has come to our attention that materially impacts the fairness or reliability of the most recent underlying audited financial statements and related auditors’ report.

The issue involves PACT’s actual practices in granting options, which may not have been consistent with the manner in which these transactions were initially recorded and disclosed, i.e. treating a date as the grant date when, in fact, all of the pre-requisites to a grant had not yet occurred. We are aware that since at least 2003, the Company has consistently applied this method of accounting for stock options existed. Our Firm has determined that the facts existed at the date of the audit report and upon subsequent discovery of facts, materially impacts the related financial statements and appropriate measures need to be taken.

The issue was discussed with the Company’s President and Director, Victor Tong, on Wednesday, February 7, 2007, and our Firm requested management to discus the issue and begin an investigation to substantiate the information, and, accordingly, cooperate in whatever actions were deemed necessary. Due to our Firm’s resignation, our Firm did not so expand the scope of our audit or conduct such further extensive investigation. We also discussed with Mr. Tong that the successor auditors would be advised of the issue upon initiation, by the successor auditors, of the required auditor communications between the predecessor and successor auditors, and Mr. Tong agreed that the Company would provide authorization for our Firm to respond freely. As of the date of this letter, the successor auditors have not contacted our Firm and such notification has not been made.

Since we have not received any communications from PacificNet management through the current date, the purpose of this letter is to communicate with the next appropriate level within the Company to notify them that, based on the information that has come to our attention, (i) the financial statements and the auditors’ report must no longer be relied upon by interested third parties and (ii) revised statements and auditors’ report will be issued upon completion of the investigation.

We recommend that the Company discuss the issue with its securities counsel, the Securities and Exchange Commission, stock exchanges, and appropriate regulatory agencies regarding the applicable disclosure to be made or other measures to be taken in the circumstances.

If we do not receive any cooperation with the above notification within a reasonable time period, then in order to prevent future reliance upon our Firm’s audit report, we will notify the appropriate (i) regulatory agencies having jurisdiction over the Company that the auditor’s report should no longer be relied upon and (ii) any persons known to our Firm to be relying on the financial statements that our Firm’s report should no longer be relied upon.

Our goal is to resolve the issue with the Company and we request the Audit Committee’s cooperation to achieve that goal. We look forward to hearing from you soon.

Sincerely,

/s/ Clancy and Co.
Clancy and Co., P.L.L.C.